Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 28, 2012

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on August 28, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 43 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding new series to the Trust – the Great Lakes Bond Fund, the Great Lakes Large Cap Value Fund, the Great Lakes Disciplined Equity Fund and the Great Lakes Small Cap Opportunity Fund (each a “Fund” and collectively the “Funds”).  PEA No. 43 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on July 13, 2012, and is scheduled to become effective on September 26, 2012.  The Trust filed subsequent PEAs to its Registration Statement to extend the date in which PEA No. 43 would become effective.  September 28, 2012 is the new date upon which PEA No. 43 to its Registration Statement shall become effective.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

All Funds

Summary Section

1.
Please confirm supplementally that the Funds’ Operating Expense Limitation Agreement will be filed as an exhibit to a Post-Effective Amendment to the Trust’s Registration Statement under Rule 485(b) of the Securities Act of 1933 prior to the commencement of the Funds’ public offering.

The Trust responds, supplementally, that the Funds’ Operating Expense Limitation Agreement will be filed as requested.

2.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Funds to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Prospectus

Summary Section

Great Lakes Bond Fund (the “Bond Fund”)

3.
The Bond Fund does not disclose a target maturity or duration within the Principal Investment Strategies section.  If the Adviser intends to target a maturity and/or duration, please include disclosure of the target maturity and/or duration.

The Trust responds supplementally that the Adviser does not intend to target a specific maturity or duration.

4.
The Principal Investment Strategies section discusses the Adviser’s emphasis on the identification of “structural features” that perform best in current market environments or possible future environments.  Please explain these structural features.

The Trust responds by revising its disclosure to include examples of the structural features referenced in the comment above.

5.
Within the Principal Investment Strategies section, please confirm that asset-backed securities are principal strategies of the Bond Fund and consider whether there are risks relating specifically to these investments that should be included within the Principal Risks section.

The Trust confirms that the Bond Fund expects to invest in asset-backed securities as a principal strategy.  Because the principal risks associated with mortgage-backed securities and asset-backed securities are substantially similar, the Trust has re-titled “Mortgage-Backed Securities Risk” to “Asset-Backed and Mortgage-Backed Securities Risk.”

6.	Within the Management section, please include the title of each of the Bond Fund’s portfolio managers.

The Trust responds by including the requested disclosure.

Great Lakes Large Cap Value Fund (the “Large Cap Value Fund”)

7.
Within the Principal Investment Strategies section, the Large Cap Value Fund defines a large-cap company as a company with a market capitalization greater than $2 billion at the time of purchase.  Please explain the Large Cap Value Fund’s basis for this definition.

The Trust responds supplementally that the Adviser considered the market capitalizations of S&P 500® Index as of the date it was last reconstituted. As of June 30, 2012, the market capitalizations within the index ranged from approximately $890 million to $546 billion.  Rather than adopt the market capitalization range of the index, the portfolio managers of the Large Cap Value Fund preferred to adopt a single definition for large-cap companies as greater than $2 billion.

8.
Within the Principal Investment Strategies section, the Large Cap Value Fund states that it may invest in other investment companies to the extent permitted by the Investment Company Act of 1940, as amended.  Please confirm that such investments will not result in acquired fund fees and expenses greater than 0.01% or include a line item in the Fee Table for such expenses based on estimated amounts for the Large Cap Value Fund’s current fiscal year.

The Trust responds supplementally that the Large Cap Value Fund’s investments in other investment companies is expected to result in acquired fund fees and expenses of less than 0.01% during the Large Cap Value Fund’s first fiscal year.

Great Lakes Disciplined Equity Fund (the “Disciplined Equity Fund”)

9.	Please confirm how the Disciplined Equity Fund’s estimated Total Annual Fund Operating Expenses compare to those of the Predecessor Fund.

The Trust responds supplementally that the Disciplined Equity Fund’s estimated Total Annual Fund Operating Expenses are expected to be  lower than those of the Predecessor Fund as reflected in the table set forth below.

	Class A/Investor Class		Class I/Institutional Class		Class Y/Institutional Class
	Current	Pro Forma	Current	Pro Forma	Current	Pro Forma

Disciplined Equity Fund
Total Annual Fund Expenses
Without the effect of waivers (gross)	1.28%	1.13%	1.03%	0.88%	0.93%	0.88%
With the effect of waivers (net)	0.90%	0.80%	0.65%	0.55%	0.55%	0.55%

10.
Within the Principal Investment Strategies section, the Disciplined Equity Fund includes convertible securities in its definition of equity securities.  Because the Disciplined Equity Fund has a requirement to invest at least 80% of its net assets (plus any borrowings) for investment purposes) in equity securities pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, please confirm that only convertible securities that are “in the money” and immediately convertible to equity securities are included in the calculation of the 80% requirement discussed above.

The Trust confirms that it will include any fixed income security that is convertible to an equity security in its monitoring of the Disciplined Equity Fund’s 80% requirement, without regard as to whether such convertible securities are “in the money.”  While being “in the money” is an important factor in determining whether to convert a fixed income security into an equity security, it does not impact the security’s conversion feature.  As a result, the Trust believes its inclusion of all convertible securities in the monitoring of the Disciplined Equity Fund’s 80% requirement is appropriate.

11.
Within the Principal Investment Strategies section, please consider providing the market capitalization range of the index as of the date last it was last reconstituted or explain why the use of another date is appropriate.

The S&P 500® Index does not have a defined schedule as to when it is reconstituted and changes are made in response to corporate actions and market developments at any time.  Because market capitalizations are significantly impacted by the performance of the markets, the Trust believes that the most recent capitalizations are the most meaningful disclosure for investors.  Therefore, the Trust has revised the referenced disclosure as set forth below.

The Fund considers a company to be a large cap company if it has a market capitalization, at the time of purchase, within the capitalization range of the S&P 500® Index ~~as of the date it was last reconstituted~~.  The market capitalizations within the index vary, but as of June 30, 2012, they ranged from approximately $890 million to $546.08 billion.

12.
The Principal Investment Strategies section discusses that the Disciplined Equity Fund’s capitalization weightings will be similar to those of the S&P 500® Index.  Please clarify whether this is intended to reference an average or similar measure of the index as a whole or if has another meaning.

The Trust responds by confirming that the Adviser anticipates that the Disciplined Equity Fund’s weighted average market capitalization will be similar to that of the S&P 500® Index.  The Trust has clarified its disclosure.

13.	The Principal Investment Strategies section references tracking historical performance against “relevant economic and market variables.” Please provide examples of such variables.

Examples of relevant economic and market variables include volatility, gross domestic product, unemployment and inflation. The Trust has revised its disclosure to incorporate these examples.

14.
The fourth paragraph of Principal Investment Strategies section discusses using ETFs to reduce cash balances and increase the level of the Disciplined Equity Fund’s assets exposed to companies within the Disciplined Equity Fund’s benchmark index.  Please consider clarifying the intent with regard to the “benchmark index.”   Does that mean ETFs based solely on the S&P 500® or more broadly, large-cap companies?

The Trust has reviewed the referenced paragraph and has revised it as set forth below.

In addition to investing in equity securities issued by large cap companies, the Fund may invest in other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), in order to reduce cash balances in the Fund and increase the level of Fund assets exposed to large cap companies.

15.	Please consider whether there are risks relating specifically to preferred stocks and convertible securities that should be included within the Principal Risks section.

The Trust responds by adding principal risk disclosure for preferred stocks and convertible securities.

Great Lakes Small Cap Opportunity Fund (the “Small Cap Fund”)

16.
The Principal Investment Strategies section discusses that quantitative screening techniques and rigorous investment analysis can add value due the lack of an efficient market in the small cap universe.  Please make it more clear that it is the Adviser’s belief that the small cap market is not efficient.

The Trust has revised its disclosure as follows:

The Fund is actively managed using a fundamental process that incorporates both quantitative screening techniques and rigorous investment analysis.  The Adviser has designed its fundamental process to add value in the small cap universe which it believes lacks an efficient market.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

17.	For the Large Cap Value Fund, please clarify what is meant by “the Adviser focuses on about 600 large cap companies and closely follows about 250 to 300 companies…”

The Trust responds that the Adviser begins with a high-level review of the fundamentals of about 600 large cap companies to find those 250 to 300 companies with respect to which it will perform more in-depth research and analysis.  The Trust has clarified its disclosure to more clearly distinguish between the two categories.

18.	For the Small Cap Fund, please specify what is meant by “the Fund may invest if the Adviser believes the situation may change.”

The Trust has revised its disclosure to specify that the situation may change “through either the replacement of management or the sale of the asset.”

19.	For the Small Cap Fund, please consider whether it is possible to quantify what is meant by a “high likelihood.”

The Trust responds supplementally that it is unable to quantify a “high likelihood” as the term is more subjective than estimable.

Management of the Fund

Similarly Managed Account Performance

20.
Please explain how the performance presented, which does not appear to include all accounts managed by the Adviser using substantially similar objectives, policies and investment strategies to that of the Large Cap Value Fund, is consistent with the SEC and Staff guidance.

The Trust responds supplementally by stating that the performance presented includes all fully discretionary accounts managed by the Adviser using substantially similar objectives, policies and investment strategies to that of the Large Cap Value Fund.  While the Adviser also maintains a GIPs compliant composite comprised of taxable accounts managed in the large cap value style, account holders of these accounts have the ability to direct the Adviser to manage their accounts to meet individual tax goals.  These accounts are managed differently and include transactions that are effected for purposes other than the investment objective of total return.  In contrast, the accounts that comprise the tax-exempt composite, like the Large Cap Value Fund, are focused exclusively on the investment objective of total return.  In addition, the accounts comprising the tax-exempt composite typically invest in a portfolio of 35 to 55 companies, similar to the Large Cap Value Fund, whereas the accounts comprising the taxable composite typically invest in a portfolio of 70 or more companies.

To clarify the disclosure, the Trust has modified the language beginning in the second sentence of the first paragraph of the Similarly Managed Account Performance section to read as follows:

The Composite is comprised exclusively of tax-exempt institutional accounts.  While the Adviser also maintains a composite compliant with the Global Investment Performance Standards (“GIPS®”) comprised of taxable accounts managed in the large cap value style, account holders of these accounts have the ability to direct the Adviser to manage their respective accounts to meet individual tax goals.  These accounts therefore include transactions that are effected for purposes other than the investment objective of total return.  In contrast, the accounts that comprise the Composite, like the Fund, are managed on a fully discretionary basis focused exclusively on the investment objective of total return.  In addition, the accounts comprising the Composite typically invest in a portfolio of 35 to 55 companies, similar to the Large Cap Value Fund, whereas the accounts comprising the taxable composite typically invest in a portfolio of 70 or more companies.

21.	Please explain the basis for including only tax-exempt institutional accounts in the Composite presentation. Are taxable accounts managed differently?

Please see the Trust’s response to comment 20 above.

22.
Because the equity portion of balanced accounts is generally managed differently and would not utilize substantially similar objectives, policies and investment strategies to that of the Large Cap Value Fund, please present the Composite performance excluding such carve-outs.

The Trust responds to this comment by first disagreeing with the staff’s suggestion that the equity portion of the Adviser’s balanced accounts is managed differently and would not utilize substantially similar objectives, policies and investment strategies to those of the Large Cap Value Fund.  To the contrary, as discussed below, the equity portion of these accounts is managed with an investment objective, policies and investment strategies that are identical to all other accounts included in the Composite and to the Fund.  In addition, as also discussed below, these accounts are managed with procedures in place that strongly promote the inclusion, accuracy, reliability and verifiability of the reported performance information.  For these reasons, the inclusion of these accounts is appropriate, and is consistent both with GIPS® reporting standards and with Commission pronouncements on the inclusion of performance of similarly managed accounts, including composites.

As disclosed in the prospectus, the Composite includes all similarly managed accounts utilizing substantially similar objectives, policies and investment strategies to those of the Large Cap Value Fund for a 22 year period beginning in 1990 and continuing to the present.  A subset of these accounts comprises the equity portion of balanced accounts managed by the Adviser during the same period, all of which were managed as sub-accounts of the balanced accounts utilizing the same large cap value investment style and the same investment objective, strategies and policies as all the other accounts comprising the Composite and as the Large Cap Value Fund.

The policies, processes and procedures that the Adviser follows when an investor retains it to manage a balanced account strongly support the inclusion of the performance of the equity portion of these accounts in the Composite.  In particular, the Adviser manages all of the included balanced accounts as two sub-accounts:  a fixed income sub-account and an equity sub-account, the latter which is universally managed in the large cap value investment strategy. The portfolio management teams for the fixed income and equity sub-accounts are distinct, and the current portfolio managers for the large cap value sub-accounts are the same managers that will manage the Fund.  The initial percentage split between the fixed income sub-account and the equity sub-account is determined by the client, and the Adviser does not on a discretionary basis rebalance the sub-accounts that comprise the balanced accounts.  Such reallocations are done at the specific direction of the client or at percentage thresholds that are pre-determined and approved by the client.  Until January 1, 2010, any uninvested cash (typically less than 5% of the assets in the balanced account) is reallocated quarterly at the initial allocation percentages determined by the client. Consistent with a revision to the GIPS® requirements, after January 1, 2010, this cash reallocation was no longer performed.  Advisory fees are negotiated and paid at the sub-account level, and are generally different for the fixed income sub-account and the large cap value sub-account. The performance of each sub-account is calculated separately in accordance with GIPS® standards, and is always separately reported to balanced account investors.  If requested by the investor, the performance of the sub-accounts also is combined to derive the performance of the balanced account.

With respect to the staff’s specific request that exclude the equity portion of balanced accounts from other equity accounts that together comprise the Composite, and present the Composite performance without such carve-outs, the Trust responds that the Adviser is unable to do so and still report GIPS® compliant performance.  In the Trust’s view, it is far better and more meaningful to prospective shareholders for the Trust to report GIPS® compliant performance covering all similarly managed accounts -- with the attendant reliability and verifiability of the GIPS® designation --  rather than inherently less reliable and less verifiable non-GIPS® compliant performance reporting related to a only subset of such accounts.  For these reasons, the Trust respectfully declines to make the change requested by the staff.  It has, however, modified its disclosure to include certain elements of this discussion.

23.	Please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

24.	Please describe the types of expenses that the Large Cap Value Fund is subject which the private accounts comprising the Composite would not incur.

The Trust responds supplementally that the types of expenses that the Large Cap Value Fund is subject to which the private accounts comprising the Composite would not incur include service fees for fund administration, transfer agency, and fund accounting, federal and state registration fees, audit, and other various expenses.  The Trust has consequently modified the disclosure in the fourth paragraph of the Separately Managed Account Performance section of the prospectus to read as follows:

The private accounts comprising the Composite are not subject to the same types of expenses incurred by the Large Cap Value Fund, including service fees for fund administration, transfer agency, and fund accounting, federal and state registration fees, audit and other various expenses. The private accounts are also not subject to certain investment limitations, diversification requirements and other restrictions imposed on the Large Cap Value Fund by the 1940 Act and the Internal Revenue Code of 1986, as amended.

25.	Please consider providing the year-to-date return through the most recent calendar quarter separate from the calendar year-end returns.

The Trust responds by separating the year-to-date return through the most recent calendar quarter from the calendar year-end returns.

26.	Please revise the heading to the performance table to include whether the returns are presented net of taxes.

The Trust respectfully declines to make the requested revision.  The Trust currently includes a paragraph describing the composite’s calculation methodology and clearly states that the returns are “without provision for Federal or state income taxes.”  The requested addition would be duplicative.

Shareholder Information

Class Descriptions

27.	Please disclose that because 12b-1 fees are paid on an ongoing basis, an investor’s cost over time may be higher than paying other types of sales charges.

The Trust responds by adding the following disclosure:

Because the distribution and shareholder service fee is paid on an ongoing basis, your investment cost over time may be higher than paying other types of sales charges.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.